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                            May 3, 2021

       Yat-Gai Au
       Chief Executive Officer
       Regencell Bioscience Holdings Ltd
       11/F First Commercial Building
       33-35 Leighton Road
       Causeway Bay, Hong Kong

                                                        Re: Regencell
Bioscience Holdings Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed April 26,
2021
                                                            File No. 333-254571

       Dear Mr. Au:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2021 letter.

       Amendment 1 to Form F-1 Filed on April 26, 2021

       Capitalization , page 38

   1. Please update the capitalization table to December 31, 2020. Refer to Item 3.B. of Form
                                                        20-F.
       Dilution, page 39

   2.                                                   Please revise to update
the information as of December 31, 2020.
 Yat-Gai Au
FirstName  LastNameYat-Gai  AuLtd
Regencell Bioscience Holdings
Comapany
May  3, 2021NameRegencell Bioscience Holdings Ltd
May 3,
Page 2 2021 Page 2
FirstName LastName
       You may contact Tara Harkins at (202) 551-3639 or Al Pavot at (202) 551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Laura Crotty at (202) 551-7614 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Joan Wu, Esq.